FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.	**0001063292**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, August 13, 2004, Series 2004-FM2	**333-110039**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By:______________________________
Name: Douglas K. Johnson
Title: President

By:______________________________
Name: Evelyn Echevarria
Title: Vice President

Dated: August 13, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The percentages per table should add up to 100%

FICO & Documentation

FICO Score	Full DOC	Stated Doc	Reduced / Limited Doc	All Docs	WAC	Avg Prin Bal	Current LTV
500-550	7.36	2.63	0.48	10.47	7.937	171,004	74.76
551-600	19.31	4.03	0.93	24.26	7.126	162,946	80.14
601-650	24.58	9.66	0.99	35.23	6.633	178,252	82.22
651-700	12.77	8.55	0.48	21.80	6.488	189,236	83.44
701-750	3.96	2.29	0.07	6.32	6.194	204,859	83.64
751-800	1.25	0.59	0.05	1.89	6.354	201,753	84.73
801-850	-	0.03	-	0.03	7.667	134,622	99.52
Total	69.23	27.78	3.00	100.00	6.826	177,498	81.34

LTV & FICO

Current LTV	FICO < 450	450 - 500	500 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
10.01-20	-	-	0.01	-	0.05	-	-	-
20.01-30	-	-	0.02	0.01	0.05	-	-	-
30.01-40	-	-	0.10	0.09	0.08	0.09	-	-
40.01-50	-	-	0.25	0.30	0.26	0.09	0.08	0.01
50.01-60	-	-	0.58	0.91	0.71	0.28	0.08	0.02
60.01-70	-	-	1.89	2.46	2.05	0.79	0.14	-
70.01-80	-	-	5.62	10.57	17.58	11.24	3.50	0.95
80.01-90	-	-	2.01	8.94	9.88	6.30	1.63	0.70
90.01-100	-	-	-	0.98	4.55	3.01	0.89	0.22
Total	-	-	10.47	24.26	35.23	21.80	6.32	1.89

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
$1-$50,000	-	-	0.06	0.44	0.63	0.30	0.04	0.01
$50,001-$100,000	-	-	0.99	1.74	2.15	1.17	0.26	0.10
$100,001-$150,000	-	-	1.94	4.32	5.04	3.20	0.72	0.11
$150,001 - $200,000	-	-	2.48	4.29	6.22	3.32	0.94	0.53
$200,001 - $250,000	-	-	1.90	3.30	5.30	3.03	1.12	0.22
$250,001 - $300,000	-	-	0.99	2.61	4.15	2.77	0.91	0.32
$300,001 - $350,000	-	-	0.74	2.65	3.63	2.41	0.97	0.13
$350,001 - $400,000	-	-	0.40	1.95	3.50	1.95	0.69	0.26
$400,001 - $450,000	-	-	0.50	1.21	1.71	1.70	0.29	0.08
$450,001 - $500,000	-	-	0.48	1.51	1.70	1.44	0.28	0.13
$500,001 - $550,000	-	-	-	0.05	0.15	0.10	-	-
$550,001 - $600,000	-	-	-	0.06	0.63	0.28	-	-
$600,001 - $650,000	-	-	-	-	0.12	-	-	-
650,000.01 - 700,000.00	-	-	-	-	0.14	0.07	-	-
700,000.01 - 750,000.00	-	-	-	0.14	0.07	0.07	-	-
850,000.01 - 900,000.00	-	-	-	-	0.09	-	0.09	-
Total	-	-	10.47	24.26	35.23	21.80	6.32	1.89

Prepayment Penalty & FICO

Prepayment Penalty Term	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
0	-	-	1.43	2.04	2.44	1.44	0.47	0.12
12	-	-	0.96	1.34	3.36	1.74	0.65	0.15
24	-	-	6.87	17.72	25.43	15.93	4.70	1.32
30	-	-	-	-	0.02	-	-	-
36	-	-	1.21	3.15	3.97	2.69	0.50	0.30
Total	-	-	10.47	24.26	35.23	21.80	6.32	1.89

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800
3.501 - 4.000	-	-	-	-	-	0.02	0.05	0.02
4.001 - 4.500	-	-	-	-	0.13	0.20	0.11	0.01
4.501 - 5.000	-	-	-	0.09	1.12	1.02	0.53	0.12
5.001 - 5.500	-	-	0.02	0.60	2.77	2.63	1.11	0.26
5.501 - 6.000	-	-	0.23	3.05	7.29	4.46	1.39	0.45
6.001 - 6.500	-	-	0.42	4.45	7.70	4.48	1.16	0.29
6.501 - 7.000	-	-	1.66	5.23	7.95	4.14	0.93	0.38
7.001 - 7.500	-	-	1.37	3.27	3.63	2.04	0.38	0.12
7.501 - 8.000	-	-	2.68	4.08	2.31	1.55	0.43	0.14
8.001 - 8.500	-	-	1.68	1.44	0.75	0.36	0.07	0.06
8.501 - 9.000	-	-	1.11	0.91	0.36	0.34	0.13	0.02
9.001 - 9.500	-	-	0.41	0.20	0.16	0.11	-	-
9.501 - 10.000	-	-	0.46	0.31	0.21	0.10	-	0.01
10.001 - 10.500	-	-	0.18	0.12	0.06	0.05	-	-
10.501 - 11.000	-	-	0.19	0.14	0.16	0.05	0.01	0.01
11.001 - 11.500	-	-	0.02	0.03	0.10	0.07	-	-
11.501 - 12.000	-	-	0.03	0.28	0.21	0.09	0.01	-
12.001 - 12.500	-	-	-	0.03	0.12	0.01	-	-
12.501 - 13.000	-	-	-	0.01	0.13	0.09	-	0.01
13.001 - 13.500	-	-	-	-	0.05	-	-	-
13.501 - 14.000	-	-	-	-	0.01	-	-	-
Total:	-	-	10.47	24.26	35.23	21.80	6.32	1.89

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	total LTV
3.501 - 4.000	-	-	-	0.09	-	-	-	0.09
4.001 - 4.500	0.02	-	-	0.44	-	-	-	0.46
4.501 - 5.000	-	0.21	0.19	2.02	0.45	-	-	2.87
5.001 - 5.500	0.13	0.10	0.42	4.99	1.71	0.03	-	7.39
5.501 - 6.000	0.15	0.29	1.50	9.36	5.08	0.38	-	16.87
6.001 - 6.500	0.17	0.34	1.58	8.93	6.73	0.64	-	18.51
6.501 - 7.000	0.22	0.70	1.15	9.59	7.00	1.55	-	20.29
7.001 - 7.500	0.09	0.20	0.46	5.13	3.28	1.69	-	10.85
7.501 - 8.000	0.10	0.25	0.67	4.98	3.27	1.92	-	11.19
8.001 - 8.500	0.07	0.07	0.24	2.14	1.25	0.54	-	4.38
8.501 - 9.000	0.04	0.10	0.23	1.27	0.62	0.57	-	2.87
9.001 - 9.500	0.01	0.08	0.14	0.35	0.06	0.24	-	0.89
9.501 - 10.000	-	0.10	0.38	0.15	0.02	0.42	-	1.09
10.001 - 10.500	0.01	0.03	0.17	0.03	-	0.17	-	0.41
10.501 - 11.000	-	0.08	0.17	-	-	0.31	-	0.56
11.001 - 11.500	-	-	0.02	-	-	0.20	-	0.22
11.501 - 12.000	-	0.03	-	-	0.01	0.57	-	0.62
12.001 - 12.500	-	-	-	-	0.01	0.16	-	0.16
12.501 - 13.000	-	-	-	-	-	0.24	-	0.24
13.001 - 13.500	-	-	-	-	-	0.05	-	0.05
13.501 - 14.000	-	-	-	-	-	0.01	-	0.01
Total:	1.00	2.67	7.33	49.46	29.46	9.69	-	100.00

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Ace Securities Corp.

$[992,928,000] *(Approximate)*

Home Equity Loan Trust

Series 2004-FM2

Ace Securities Corp.
(Depositor)

Fremont Investment & Loan
(Originator)

Deutsche Bank

August [10], 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED August [10], 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-FM2
$[992,928,000] *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M
A-1A	321,661,000.00	Float	2.36	1 - 86	0	ACT/360	[June 2034]	AAA/Aaa
A-1B	321,661,000.00	Float	2.35	1 - 86	0	ACT/360	[June 2034]	AAA/Aaa
A-2A	115,627,000.00	Float	1.00	1 - 27	0	ACT/360	[June 2034]	AAA/Aaa
A-2B	37,106,000.00	Float	3.00	27 - 54	0	ACT/360	[June 2034]	AAA/Aaa
A-2C	33,519,000.00	Float	6.27	54 - 86	0	ACT/360	[June 2034]	AAA/Aaa
M-1	63,498,000.00	Float	4.90	41 - 86	0	ACT/360	[June 2034]	AA+/Aa2
M-2	51,208,000.00	Float	4.83	39 - 86	0	ACT/360	[June 2034]	AA/A2
M-3	15,362,000.00	Float	4.80	38 - 86	0	ACT/360	[June 2034]	AA-/A3
M-4	12,802,000.00	Float	4.79	38 - 86	0	ACT/360	[June 2034]	A/Baa1
M-5	10,242,000.00	Float	4.79	38 - 86	0	ACT/360	[June 2034]	A-/Baa2
M-6	10,242,000.00	Float	4.77	37 - 86	0	ACT/360	[June 2034]	BBB/Baa3
B	15,362,000.00	Float				* Not Offered *		
Total	**$1,008,290,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A and A-1B Certificates (collectively, the "Class A-1 Certificates"); Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 (the "Mezzanine Certificates"), and the Class B Certificates (the "Subordinate Certificates"). The Class A Certificates and the Mezzanine Certificates are referred to herein as the "Offered Certificates." The Class A-1A Certificates are backed primarily by the cash flow from the "Group IA Mortgage Loans," the Class A-1B Certificates are backed primarily by the cash flow from the "Group IB Mortgage Loans" and the Class A-2 Certificates are backed primarily by the cash flow from the "Group II Mortgage Loans." The Group IA Mortgage Loans will represent approximately 2,698 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Freddie Mac guidelines, totaling $397,111,887. The Group IB Mortgage Loans will represent approximately 2,453 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling $397,112,322. The Group II Mortgage Loans will represent approximately 619 adjustable-rate and fixed-rate mortgage loans, with conforming and non-confirming principal balances, totaling $229,940,309. The Mezzanine Certificates and the Subordinate Certificates are backed by all of the mortgage loans. The pass-through rates on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

	The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 5,770 adjustable-rate and fixed-rate, first and second lien, closed-end mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,024,164,519 as of the Cut-off Date. The Mortgage Loans will be separated into three groups. The Group IA Mortgage Loans will represent approximately 2,698 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Freddie Mac guidelines, totaling $397,111,887. The Group IB Mortgage Loans will represent approximately 2,453 adjustable-rate and fixed-rate mortgage loans, with principal balances that conform to Fannie Mae guidelines, totaling $397,112,322. The Group II Mortgage Loans will represent approximately 619 adjustable-rate and fixed-rate mortgage loans, with conforming and non-confirming principal balances, totaling $229,940,309.
Class A Certificates:	Class A-1A, Class A-1B, Class A-2A, Class A-2B and Class A-2C Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Subordinate Certificates:	Class B Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Fremont Investment & Loan
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Servicer:	Primary servicing will be provided by Litton Loan Servicing, L.P.
Trustee:	HSBC Bank USA, National Association
Custodian:	Wells Fargo Bank, National Association
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	August 1, 2004
Expected Pricing:	Week of August 9, 2004
Expected Closing Date:	On or about August [30], 2004
Record Date:	The Record Date for the Offered Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in September 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be the calendar month immediately preceding the month in which the Distribution Date occurs.

Transaction Overview (Cont.)

Interest Accrual Period:	Interest will initially accrue on the Offered Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Offered Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance pf that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls and shortfalls resulting from the application of the Servicemembers Civil Relief Act of 2003.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. The per annum rate at which these fees accrue ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.505% for the Mortgage Loans as of the Cut-off Date.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Servicer may repurchase the Mortgage Loans remaining in the trust, but is not required to do so. If the Servicer elects to repurchase the Mortgage Loans, the outstanding class principal balance of each class of certificates will be paid in full, together with accrued interest.
Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicer and the Master Servicer are entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Credit Enhancement:	1) Excess Interest 2) Overcollateralization ("OC") 3) Subordination
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B Certificates, fourth, to the Class M-6 Certificates, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates and ninth, to the Class M-1 Certificates. Allocations of Realized Losses to the Subordinate and Mezzanine Certificates will result in a reduction in the Certificate Principal Balances thereof by the amount of such Realized Loss until the Certificate Principal Balances thereof have been reduced to zero. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized

Transaction Overview (Cont.)

Allocation of Losses (continued):	Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Mezzanine and Subordinate Certificates the principal amount of the reduction in the Certificate Principal Balance of such Certificates will no longer accrue interest. However, allocated Realized Losses may be paid to the holders of the Mezzanine and Subordinate Certificates from Net Monthly Excess Cashflow. In addition, if the Servicer collects any subsequent recoveries with respect to any liquidated Mortgage Loan for which Realized Losses were allocated to the Class B Certificates or a class or classes of Mezzanine Certificates, the Certificate Principal Balance of the Class B Certificates or such class or classes of Mezzanine Certificates will be increased by the amount of such subsequent recovery.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificate holders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 1.55% of the original aggregate principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 3.10% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available, will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the mortgage loans.
Stepdown Date:	Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in September 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the mortgage loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 38.00%.

Transaction Overview (Cont.)

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on each Distribution Date.

Class	(S / M)	Initial CE %	CE % On/After Step Down Date
A-1A	AAA/Aaa	19.00%	38.00%
A-1B	AAA/Aaa	19.00%	38.00%
A-2A	AAA/Aaa	19.00%	38.00%
A-2B	AAA/Aaa	19.00%	38.00%
A-2C	AAA/Aaa	19.00%	38.00%
M-1	AA+/Aa2	12.80%	25.60%
M-2	AA/A2	7.80%	15.60%
M-3	AA-/A3	6.30%	12.60%
M-4	A/Baa1	5.05%	10.10%
M-5	A-/Baa2	4.05%	8.10%
M-6	BBB/Baa3	3.05%	6.10%
B	Not Offered	1.55%	3.10%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group 1A Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-1B Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group 1B Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group IA Mortgage Loans, (ii) the Group B Mortgage Loans and (iii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group IA Mortgage Loans, (ii) the Group IB Mortgage Loans and (iii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-FM2 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such amount for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group IA Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group IA Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts first, to the Class A-1A Certificates, second, to the other classes of Class A Certificates, on a pro rata basis, third, to the Mezzanine Certificates, on a sequential basis, and fourth, to the Subordinate Certificates. The Group IA Cap Agreement requires the Cap Provider to make a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 9.50% the payment due will be calculated as if one-month LIBOR was 9.50%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group IA Mortgage Loans. The notional amount of the Group IA Cap Agreement will be based upon the provided schedule.
Group IB Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group IB Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts first, to the Class A-1B Certificates, second, to the other classes of Class A Certificates, on a pro rata basis, third, to the Mezzanine Certificates, on a sequential basis, and fourth, to the Subordinate Certificates. The Group IB Cap Agreement requires the Cap Provider to make a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 9.50% the payment due will be calculated as if one-month LIBOR was 9.50%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group IB Mortgage Loans. The notional amount of the Group IB Cap Agreement will be based upon the provided schedule.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts first, to the Class A-2 Certificates, on a pro rata basis, second, to the other classes of Class A Certificates, on a pro rata basis, third, to the Mezzanine Certificates, on a sequential basis, and fourth, to the Subordinate Certificates. The Group II Cap Agreement requires the Cap Provider to make a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 9.50% the payment due will be calculated as if one-month LIBOR was 9.50%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group II Mortgage Loans. The notional amount of the Group II Cap Agreement will be based upon the provided schedule.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; and (iv) payments received on the Group IA Cap Agreement, Group IB Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates as described above.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:	Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 38.00% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage). All principal distributions to the holders of the Class A Certificates on any Distribution Date will be allocated concurrently among the Class A-1A, Class A-1B and Class A-2 Certificates, based on the Class A Principal Allocation Percentage for the Group 1A Mortgage Loans, Group 1B Mortgage Loans and the Group II Mortgage Loans, as applicable. Any principal distributions allocated to the Class A-2 Certificates will be allocated sequentially: first to the Class A-2A Certificates, until their Certificate Principal Balance has been reduced to zero, second to the Class A-2B Certificates, until their Certificate Principal Balance has been reduced to zero and then to the Class A-2C Certificates until their Certificate Principal Balance has been reduced to zero. Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, the then remaining amount of principal distributions distributable to the holders of such Class A Certificates on that Distribution Date, and the amount of principal distributions distributable to the holders of such Class A Certificates on subsequent Distribution Dates, will be distributed to the holders of the other class or classes of Class A Certificates remaining outstanding, on a pro-rata basis based on the aggregate Certificate Principal Balance of each such class of Class A Certificates, after taking into account the distribution of the principal distribution amount of each such class of Class A Certificates for such distribution date until the Certificate Principal Balance of each class of Class A Certificates has been reduced to zero.
Class M Principal Distribution Amount:	The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 25.60% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches a 15.60% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 12.60% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 10.10% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 8.10% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 6.10% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.
Class B Principal Distribution Amount:	The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class B Certificates, until it reaches a 3.10% Credit Enhancement Percentage (2x the Class B Initial Credit Enhancement Percentage). If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B Certificates until the Certificate Principal Balance of such class has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 40.00% of the credit enhancement percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2007 to August 2008	2.75%, plus 1/12th of 1.50% for each month thereafter
September 2008 to August 2009	4.25%, plus 1/12th of 1.25% for each month thereafter
September 2009 to August 2010	5.50%, plus 1/12th of 0.50% for each month thereafter
September 2010 and thereafter	6.00%

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates and, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Subordinate Certificates.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described under "Class A Principal Distribution Amount" above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described under "Class M Principal Distribution Amount" above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described under "Class B Principal Distribution Amount" above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the accrued and unpaid interest on the Mezzanine Certificates.
7. From excess interest, if any, to pay the accrued and unpaid interest on the Subordinate Certificates.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the pooling and servicing agreement.

Transaction Overview (Cont.)

ERISA:	All of the Offered Certificates are expected to be ERISA-eligible.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	18.56	4.52	2.36	1.73	1.11
	First Payment Period	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Jul-07
A-1B	Avg Life	18.59	4.52	2.35	1.72	1.11
	First Payment Period	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Jul-07
A-2A	Avg Life	14.21	1.90	1.00	0.78	0.58
	First Payment Period	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Period	Nov-26	Nov-08	Nov-06	May-06	Nov-05
A-2B	Avg Life	24.61	6.15	3.00	2.14	1.58
	First Payment Period	Nov-26	Nov-08	Nov-06	May-06	Nov-05
	Last Payment Period	May-31	Mar-13	Feb-09	Apr-07	Jul-06
A-2C	Avg Life	28.00	11.77	6.27	4.48	2.39
	First Payment Period	May-31	Mar-13	Feb-09	Apr-07	Jul-06
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Jul-07
M-1	Avg Life	26.13	8.77	4.90	4.48	4.06
	First Payment Period	Aug-26	Oct-08	Jan-08	May-08	Jul-07
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Sep-08
M-2	Avg Life	26.13	8.77	4.83	4.18	3.93
	First Payment Period	Aug-26	Oct-08	Nov-07	Jan-08	Mar-08
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Sep-08
M-3	Avg Life	26.13	8.77	4.80	4.07	3.63
	First Payment Period	Aug-26	Oct-08	Oct-07	Dec-07	Jan-08
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Sep-08
M-4	Avg Life	26.13	8.77	4.79	4.03	3.53
	First Payment Period	Aug-26	Oct-08	Oct-07	Nov-07	Dec-07
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Sep-08
M-5	Avg Life	26.13	8.77	4.79	4.01	3.46
	First Payment Period	Aug-26	Oct-08	Oct-07	Oct-07	Nov-07
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Sep-08
M-6	Avg Life	26.13	8.77	4.77	3.98	3.41
	First Payment Period	Aug-26	Oct-08	Sep-07	Oct-07	Oct-07
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Sep-08
B	Avg Life	26.09	8.59	4.66	3.88	3.30
	First Payment Period	Aug-26	Oct-08	Sep-07	Sep-07	Sep-07
	Last Payment Period	Feb-33	Dec-17	Oct-11	Mar-10	Sep-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	18.61	4.86	2.57	1.89	1.11
	First Payment Period	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Period	Apr-34	Jun-30	Aug-20	Apr-17	Jul-07
A-1B	Avg Life	18.64	4.85	2.56	1.89	1.11
	First Payment Period	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Period	Apr-34	Jun-30	Aug-20	Apr-17	Jul-07
A-2A	Avg Life	14.21	1.90	1.00	0.78	0.58
	First Payment Period	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Period	Nov-26	Nov-08	Nov-06	May-06	Nov-05
A-2B	Avg Life	24.61	6.15	3.00	2.14	1.58
	First Payment Period	Nov-26	Nov-08	Nov-06	May-06	Nov-05
	Last Payment Period	May-31	Mar-13	Feb-09	Apr-07	Jul-06
A-2C	Avg Life	28.26	13.65	7.44	5.38	2.39
	First Payment Period	May-31	Mar-13	Feb-09	Apr-07	Jul-06
	Last Payment Period	Apr-34	Jul-30	Aug-20	Mar-17	Jul-07
M-1	Avg Life	26.26	9.59	5.41	4.88	5.94
	First Payment Period	Aug-26	Oct-08	Jan-08	May-08	Jul-07
	Last Payment Period	Mar-34	May-27	Nov-17	Jan-15	Jan-14
M-2	Avg Life	26.25	9.51	5.28	4.52	4.23
	First Payment Period	Aug-26	Oct-08	Nov-07	Jan-08	Mar-08
	Last Payment Period	Feb-34	Oct-25	Sep-16	Jan-14	Aug-11
M-3	Avg Life	26.25	9.41	5.18	4.36	3.86
	First Payment Period	Aug-26	Oct-08	Oct-07	Dec-07	Jan-08
	Last Payment Period	Dec-33	Jul-23	Mar-15	Nov-12	Sep-10
M-4	Avg Life	26.24	9.33	5.12	4.29	3.73
	First Payment Period	Aug-26	Oct-08	Oct-07	Nov-07	Dec-07
	Last Payment Period	Nov-33	Jul-22	Jul-14	May-12	Apr-10
M-5	Avg Life	26.22	9.23	5.06	4.22	3.62
	First Payment Period	Aug-26	Oct-08	Oct-07	Oct-07	Nov-07
	Last Payment Period	Oct-33	Jun-21	Nov-13	Nov-11	Dec-09
M-6	Avg Life	26.20	9.07	4.94	4.11	3.51
	First Payment Period	Aug-26	Oct-08	Sep-07	Oct-07	Oct-07
	Last Payment Period	Aug-33	May-20	Mar-13	Apr-11	Jul-09
B	Avg Life	26.10	8.63	4.68	3.89	3.31
	First Payment Period	Aug-26	Oct-08	Sep-07	Sep-07	Sep-07
	Last Payment Period	May-33	Dec-18	May-12	Aug-10	Jan-09

Group IA Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
9/25/2004	NA	NA	NA
10/25/2004	387,395,747	6.530	9.500
11/25/2004	377,812,371	6.321	9.500
12/25/2004	368,357,004	6.534	9.500
1/25/2005	359,025,599	6.324	9.500
2/25/2005	349,814,813	6.325	9.500
3/25/2005	340,721,993	7.004	9.500
4/25/2005	331,745,162	6.327	9.500
5/25/2005	322,883,077	6.538	9.500
6/25/2005	314,257,313	6.328	9.500
7/25/2005	305,861,568	6.540	9.500
8/25/2005	297,689,706	6.329	9.500
9/25/2005	289,735,756	6.330	9.500
10/25/2005	281,993,906	6.541	9.500
11/25/2005	274,458,500	6.331	9.500
12/25/2005	267,124,032	6.542	9.500
1/25/2006	259,985,144	6.332	9.500
2/25/2006	253,036,619	6.332	9.500
3/25/2006	246,273,382	7.011	9.500
4/25/2006	239,690,492	6.333	9.500
5/25/2006	233,283,139	8.806	9.500
6/25/2006	227,098,388	8.580	9.500
7/25/2006	221,078,153	8.864	9.500
8/25/2006	215,217,113	8.576	9.500
9/25/2006	209,511,056	8.575	9.500
10/25/2006	203,955,883	8.858	9.500

Group IB Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
9/25/2004	NA	NA	NA
10/25/2004	387,318,782	6.366	9.500
11/25/2004	377,667,399	6.162	9.500
12/25/2004	368,153,222	6.369	9.500
1/25/2005	358,771,982	6.165	9.500
2/25/2005	349,520,089	6.166	9.500
3/25/2005	340,395,098	6.827	9.500
4/25/2005	331,394,709	6.167	9.500
5/25/2005	322,518,144	6.373	9.500
6/25/2005	313,878,450	6.168	9.500
7/25/2005	305,469,751	6.374	9.500
8/25/2005	297,285,870	6.169	9.500
9/25/2005	289,320,797	6.169	9.500
10/25/2005	281,568,683	6.375	9.500
11/25/2005	274,023,834	6.170	9.500
12/25/2005	266,680,710	6.376	9.500
1/25/2006	259,533,917	6.171	9.500
2/25/2006	252,578,209	6.172	9.500
3/25/2006	245,808,476	6.833	9.500
4/25/2006	239,219,748	6.175	9.500
5/25/2006	232,807,316	8.681	9.500
6/25/2006	226,621,855	8.416	9.500
7/25/2006	220,599,984	8.694	9.500
8/25/2006	214,737,720	8.412	9.500
9/25/2006	209,030,834	8.410	9.500
10/25/2006	203,475,207	8.690	9.500

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
9/25/2004	NA	NA	NA
10/25/2004	224,235,753	5.885	9.500
11/25/2004	218,619,968	5.696	9.500
12/25/2004	213,089,943	5.887	9.500
1/25/2005	207,643,045	5.698	9.500
2/25/2005	202,277,008	5.699	9.500
3/25/2005	196,989,934	6.310	9.500
4/25/2005	191,780,279	5.700	9.500
5/25/2005	186,646,849	5.890	9.500
6/25/2005	181,650,242	5.700	9.500
7/25/2005	176,787,272	5.891	9.500
8/25/2005	172,054,363	5.701	9.500
9/25/2005	167,448,035	5.701	9.500
10/25/2005	162,964,902	5.892	9.500
11/25/2005	158,601,667	5.702	9.500
12/25/2005	154,355,123	5.892	9.500
1/25/2006	150,222,149	5.703	9.500
2/25/2006	146,199,705	5.703	9.500
3/25/2006	142,284,836	6.325	9.500
4/25/2006	138,474,852	5.713	9.500
5/25/2006	134,766,753	8.210	9.500
6/25/2006	131,173,347	7.967	9.500
7/25/2006	127,675,805	8.231	9.500
8/25/2006	124,271,309	7.964	9.500
9/25/2006	120,957,383	7.966	9.500
10/25/2006	117,731,674	8.230	9.500

Class A-1A Effective Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	8/25/2004	NA
2	9/25/2004	9.50
3	10/25/2004	9.50
4	11/25/2004	9.50
5	12/25/2004	9.50
6	1/25/2005	9.50
7	2/25/2005	9.50
8	3/25/2005	9.50
9	4/25/2005	9.50
10	5/25/2005	9.50
11	6/25/2005	9.50
12	7/25/2005	9.50
13	8/25/2005	9.50
14	9/25/2005	9.50
15	10/25/2005	9.50
16	11/25/2005	9.50
17	12/25/2005	9.50
18	1/25/2006	9.50
19	2/25/2006	9.50
20	3/25/2006	9.50
21	4/25/2006	9.50
22	5/25/2006	9.50
23	6/25/2006	9.50
24	7/25/2006	9.50
25	8/25/2006	9.50
26	9/25/2006	9.50
27	10/25/2006	9.66
28	11/25/2006	10.01
29	12/25/2006	9.68
30	1/25/2007	9.68
31	2/25/2007	10.71
32	3/25/2007	9.67
33	4/25/2007	11.12
34	5/25/2007	10.80
35	6/25/2007	11.16
36	7/25/2007	10.80
37	8/25/2007	10.79
38	9/25/2007	11.15
39	10/25/2007	11.50
40	11/25/2007	11.91
41	12/25/2007	11.52
42	1/25/2008	11.52
43	2/25/2008	12.31
44	3/25/2008	11.51
45	4/25/2008	11.89
46	5/25/2008	11.51
47	6/25/2008	11.89
48	7/25/2008	11.50
49	8/25/2008	11.50
50	9/25/2008	11.87
51	10/25/2008	11.49
52	11/25/2008	11.87
53	12/25/2008	11.49
54	1/25/2009	11.48
55	2/25/2009	12.71
56	3/25/2009	11.47
57	4/25/2009	11.85
58	5/25/2009	11.46
59	6/25/2009	11.84
60	7/25/2009	11.45
61	8/25/2009	11.45
62	9/25/2009	11.82
63	10/25/2009	11.44
64	11/25/2009	11.81
65	12/25/2009	11.43
66	1/25/2010	11.42
67	2/25/2010	12.64
68	3/25/2010	11.41
69	4/25/2010	11.79
70	5/25/2010	11.40
71	6/25/2010	11.77
72	7/25/2010	11.39
73	8/25/2010	11.38
74	9/25/2010	11.76
75	10/25/2010	11.37
76	11/25/2010	11.75
77	12/25/2010	11.36
78	1/25/2011	11.36
79	2/25/2011	12.57
80	3/25/2011	11.35
81	4/25/2011	11.72
82	5/25/2011	11.34
83	6/25/2011	11.71
84	7/25/2011	11.33
85	8/25/2011	11.32
86	9/25/2011	11.70
87	10/25/2011	11.31

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

Class A-1B Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	8/25/2004	NA
2	9/25/2004	9.50
3	10/25/2004	9.50
4	11/25/2004	9.50
5	12/25/2004	9.50
6	1/25/2005	9.50
7	2/25/2005	9.50
8	3/25/2005	9.50
9	4/25/2005	9.50
10	5/25/2005	9.50
11	6/25/2005	9.50
12	7/25/2005	9.50
13	8/25/2005	9.50
14	9/25/2005	9.50
15	10/25/2005	9.50
16	11/25/2005	9.50
17	12/25/2005	9.50
18	1/25/2006	9.50
19	2/25/2006	9.50
20	3/25/2006	9.50
21	4/25/2006	9.50
22	5/25/2006	9.50
23	6/25/2006	9.50
24	7/25/2006	9.50
25	8/25/2006	9.50
26	9/25/2006	9.50
27	10/25/2006	9.51
28	11/25/2006	9.84
29	12/25/2006	9.52
30	1/25/2007	9.51
31	2/25/2007	10.53
32	3/25/2007	9.51
33	4/25/2007	11.02
34	5/25/2007	10.67
35	6/25/2007	11.02
36	7/25/2007	10.66
37	8/25/2007	10.66
38	9/25/2007	11.01
39	10/25/2007	11.41
40	11/25/2007	11.79
41	12/25/2007	11.41
42	1/25/2008	11.40
43	2/25/2008	12.19
44	3/25/2008	11.40
45	4/25/2008	11.80
46	5/25/2008	11.42

Class A-1B Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	6/25/2008	11.79
48	7/25/2008	11.41
49	8/25/2008	11.40
50	9/25/2008	11.78
51	10/25/2008	11.41
52	11/25/2008	11.79
53	12/25/2008	11.40
54	1/25/2009	11.40
55	2/25/2009	12.61
56	3/25/2009	11.39
57	4/25/2009	11.76
58	5/25/2009	11.38
59	6/25/2009	11.75
60	7/25/2009	11.37
61	8/25/2009	11.36
62	9/25/2009	11.74
63	10/25/2009	11.35
64	11/25/2009	11.73
65	12/25/2009	11.34
66	1/25/2010	11.34
67	2/25/2010	12.55
68	3/25/2010	11.33
69	4/25/2010	11.70
70	5/25/2010	11.32
71	6/25/2010	11.69
72	7/25/2010	11.31
73	8/25/2010	11.30
74	9/25/2010	11.67
75	10/25/2010	11.29
76	11/25/2010	11.66
77	12/25/2010	11.28
78	1/25/2011	11.28
79	2/25/2011	12.48
80	3/25/2011	11.27
81	4/25/2011	11.64
82	5/25/2011	11.26
83	6/25/2011	11.63
84	7/25/2011	11.25
85	8/25/2011	11.24
86	9/25/2011	11.61
87	10/25/2011	11.23

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

Class A-2 Effective Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
1	8/25/2004	NA
2	9/25/2004	9.50
3	10/25/2004	9.50
4	11/25/2004	9.50
5	12/25/2004	9.50
6	1/25/2005	9.50
7	2/25/2005	9.50
8	3/25/2005	9.50
9	4/25/2005	9.50
10	5/25/2005	9.50
11	6/25/2005	9.50
12	7/25/2005	9.50
13	8/25/2005	9.50
14	9/25/2005	9.50
15	10/25/2005	9.50
16	11/25/2005	9.50
17	12/25/2005	9.50
18	1/25/2006	9.50
19	2/25/2006	9.50
20	3/25/2006	9.50
21	4/25/2006	9.50
22	5/25/2006	9.50
23	6/25/2006	9.50
24	7/25/2006	9.50
25	8/25/2006	9.50
26	9/25/2006	9.50
27	10/25/2006	9.07
28	11/25/2006	9.38
29	12/25/2006	9.08
30	1/25/2007	9.08
31	2/25/2007	10.06
32	3/25/2007	9.08
33	4/25/2007	10.53
34	5/25/2007	10.27
35	6/25/2007	10.61
36	7/25/2007	10.26
37	8/25/2007	10.27
38	9/25/2007	10.60
39	10/25/2007	10.99
40	11/25/2007	11.40
41	12/25/2007	11.03
42	1/25/2008	11.02
43	2/25/2008	11.78
44	3/25/2008	11.02
45	4/25/2008	11.38
46	5/25/2008	11.05

Class A-2 Effective Net WAC Schedule*		
Period	**Date**	**Net WAC Pass-Through Rate (%)**
47	6/25/2008	11.41
48	7/25/2008	11.04
49	8/25/2008	11.03
50	9/25/2008	11.40
51	10/25/2008	11.03
52	11/25/2008	11.41
53	12/25/2008	11.04
54	1/25/2009	11.04
55	2/25/2009	12.21
56	3/25/2009	11.03
57	4/25/2009	11.39
58	5/25/2009	11.02
59	6/25/2009	11.38
60	7/25/2009	11.01
61	8/25/2009	11.00
62	9/25/2009	11.36
63	10/25/2009	10.99
64	11/25/2009	11.35
65	12/25/2009	10.98
66	1/25/2010	10.98
67	2/25/2010	12.15
68	3/25/2010	10.97
69	4/25/2010	11.33
70	5/25/2010	10.96
71	6/25/2010	11.32
72	7/25/2010	10.95
73	8/25/2010	10.94
74	9/25/2010	11.30
75	10/25/2010	10.93
76	11/25/2010	11.29
77	12/25/2010	10.92
78	1/25/2011	10.92
79	2/25/2011	12.08
80	3/25/2011	10.90
81	4/25/2011	11.26
82	5/25/2011	10.89
83	6/25/2011	11.25
84	7/25/2011	10.88
85	8/25/2011	10.88
86	9/25/2011	11.24
87	10/25/2011	10.87

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month LIBOR: 20%

Class M & B Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	8/25/2004	NA
2	9/25/2004	9.50
3	10/25/2004	9.50
4	11/25/2004	9.50
5	12/25/2004	9.50
6	1/25/2005	9.50
7	2/25/2005	9.50
8	3/25/2005	9.50
9	4/25/2005	9.50
10	5/25/2005	9.50
11	6/25/2005	9.50
12	7/25/2005	9.50
13	8/25/2005	9.50
14	9/25/2005	9.50
15	10/25/2005	9.50
16	11/25/2005	9.50
17	12/25/2005	9.50
18	1/25/2006	9.50
19	2/25/2006	9.50
20	3/25/2006	9.50
21	4/25/2006	9.50
22	5/25/2006	9.50
23	6/25/2006	9.50
24	7/25/2006	9.50
25	8/25/2006	9.50
26	9/25/2006	9.50
27	10/25/2006	9.47
28	11/25/2006	9.80
29	12/25/2006	9.48
30	1/25/2007	9.48
31	2/25/2007	10.50
32	3/25/2007	9.48
33	4/25/2007	10.95
34	5/25/2007	10.63
35	6/25/2007	10.98
36	7/25/2007	10.62
37	8/25/2007	10.62
38	9/25/2007	10.97
39	10/25/2007	11.35
40	11/25/2007	11.75
41	12/25/2007	11.37
42	1/25/2008	11.36
43	2/25/2008	12.14
44	3/25/2008	11.35
45	4/25/2008	11.74
46	5/25/2008	11.37

Class M & B Effective Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
47	6/25/2008	11.74
48	7/25/2008	11.36
49	8/25/2008	11.36
50	9/25/2008	11.73
51	10/25/2008	11.36
52	11/25/2008	11.74
53	12/25/2008	11.35
54	1/25/2009	11.35
55	2/25/2009	12.56
56	3/25/2009	11.34
57	4/25/2009	11.71
58	5/25/2009	11.33
59	6/25/2009	11.70
60	7/25/2009	11.32
61	8/25/2009	11.31
62	9/25/2009	11.69
63	10/25/2009	11.30
64	11/25/2009	11.68
65	12/25/2009	11.29
66	1/25/2010	11.29
67	2/25/2010	12.49
68	3/25/2010	11.28
69	4/25/2010	11.65
70	5/25/2010	11.27
71	6/25/2010	11.64
72	7/25/2010	11.26
73	8/25/2010	11.25
74	9/25/2010	11.62
75	10/25/2010	11.24
76	11/25/2010	11.61
77	12/25/2010	11.23
78	1/25/2011	11.23
79	2/25/2011	12.43
80	3/25/2011	11.22
81	4/25/2011	11.59
82	5/25/2011	11.21
83	6/25/2011	11.58
84	7/25/2011	11.20
85	8/25/2011	11.19
86	9/25/2011	11.56
87	10/25/2011	11.18

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month LIBOR: 20%

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	456	1.5935	2.0001	454	45	567	5.0368	5.1432	484
2	429	1.7640	2.1388	410	46	559	5.0851	5.1615	461
3	422	1.9308	2.2867	385	47	566	5.1320	5.1761	475
4	428	2.0717	2.4094	379	48	559	5.1123	5.1908	458
5	421	2.2614	2.5360	351	49	558	5.0622	5.2172	462
6	420	2.3454	2.6701	342	50	566	5.0991	5.2514	477
7	440	2.4407	2.7873	361	51	558	5.1398	5.2905	465
8	419	2.5830	2.8950	316	52	565	5.1785	5.3304	480
9	425	2.7033	3.0086	314	53	558	5.2157	5.3660	457
10	418	2.8173	3.1065	292	54	557	5.2548	5.4025	452
11	424	3.0039	3.2092	284	55	580	5.2896	5.4309	507
12	417	3.0651	3.3054	265	56	557	5.3247	5.4434	444
13	416	3.1029	3.3979	261	57	564	5.3620	5.4551	472
14	422	3.2138	3.5023	261	58	557	5.3979	5.4670	449
15	414	3.3239	3.6135	237	59	564	5.4298	5.4756	465
16	421	3.4275	3.7163	239	60	557	5.4121	5.4874	446
17	413	3.5360	3.8221	214	61	556	5.3663	5.5024	451
18	412	3.6447	3.9299	203	62	564	5.3946	5.5284	467
19	433	3.7417	4.0118	235	63	556	5.4243	5.5574	452
20	410	3.8443	4.0598	182	64	563	5.4526	5.5860	468
21	569	3.9479	4.1056	414	65	556	5.4838	5.6131	445
22	563	4.0462	4.1449	392	66	556	5.5121	5.6424	442
23	569	4.1481	4.1825	396	67	578	5.5344	5.6593	500
24	561	4.1252	4.2131	382	68	555	5.5615	5.6668	436
25	560	4.0380	4.2588	390	69	563	5.5882	5.6736	462
26	566	4.1149	4.3363	397	70	556	5.6143	5.6788	439
27	557	4.1845	4.4038	480	71	563	5.6383	5.6827	458
28	564	4.2607	4.4762	489	72	556	5.6209	5.6887	439
29	555	4.3354	4.5530	465	73	557	5.5766	5.6977	444
30	554	4.4036	4.6191	457	74	564	5.5996	5.7170	463
31	576	4.4714	4.6767	500	75	557	5.6213	5.7396	445
32	552	4.5400	4.7021	441	76	565	5.6404	5.7583	465
33	560	4.6090	4.7259	487	77	558	5.6630	5.7787	442
34	553	4.6805	4.7475	465	78	559	5.6832	5.7991	441
35	560	4.7493	4.7668	474	79	581	5.6996	5.8132	501
36	551	4.7336	4.7823	457	80	560	5.7212	5.8223	438
37	549	4.6299	4.8128	466	81	567	5.7393	5.8303	464
38	559	4.6838	4.8624	477	82	560	5.7570	5.8376	443
39	554	4.7352	4.9132	472	83	568	5.7762	5.8439	462
40	563	4.7883	4.9644	488	84	562	5.7669	5.8511	443
41	557	4.8406	5.0171	466	85	562	5.7498	5.8606	446
42	558	4.8940	5.0652	461	86	570	5.7662	5.8750	465
43	573	4.9440	5.1065	493					
44	559	4.9900	5.1252	452					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	5,770	Non-Balloon Loans:	100.00%
Aggregate Principal Balance:	$1,024,164,519	W.A. FICO Score:	623
Conforming Loans Principal Balance:	$794,224,210	Index Type:	
Average Principal Balance:	$177,498	6 Month LIBOR:	81.86%
Range:	$4,079 - $880,000	Fixed Rate:	18.14%
W.A. Coupon:	6.825%	W.A. Initial Periodic Cap:	3.000%
Range:	3.999% - 13.775%	W.A. Subsequent Periodic Cap:	1.500%
W.A. Gross Margin:	6.843%	W.A. Lifetime Rate Cap:	7.000%
Range:	4.949% - 7.990%	Property Type:	
W.A. Remaining Term (months):	352	Single Family:	85.76%
Range:	55 – 357	2-4 Family:	8.72%
W.A. Seasoning: (months)	4	Condo:	5.53%
Latest Maturity Date:	May 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	91.50%
California:	40.83%	Non-Owner Occupied:	7.81%
New York	9.39%	Second Home:	0.69%
Florida	8.98%	Documentation Status:	
Maryland	3.82%	Full:	69.23%
Illinois	3.70%	Stated:	27.78%
W.A. Combined Original LTV:	81.59%	Limited:	2.99%
Range:	15.24% - 100.00%	Non-Zero W.A. Prepay Penalty – Term (months):	24
First Liens:	97.33%	Loans with Prepay Penalties:	92.06%
Second Liens	2.67%	% IO Loans	12.84%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
ARM	4,136	838,396,220	81.86
Fixed-Rate	1,634	185,768,299	18.14
Total:	**5,770**	**1,024,164,519**	**100.00**

Lien Priority of the Mortgage Loans

Lien Priority	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1st Lien	4,932	996,828,565	97.33
2nd Lien	838	27,335,954	2.67
Total:	**5,770**	**1,024,164,519**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	658	14,935,150	1.45
50,000.01 - 100,000.00	837	65,770,839	6.40
100,000.01 - 150,000.00	1,247	156,489,603	15.23
150,000.01 - 200,000.00	1,049	183,204,661	17.83
200,000.01 - 250,000.00	676	151,855,560	14.78
250,000.01 - 300,000.00	441	121,260,450	11.80
300,000.01 - 350,000.00	333	107,609,506	10.47
350,000.01 - 400,000.00	242	90,932,845	8.85
400,000.01 - 450,000.00	134	57,125,970	5.56
450,000.01 - 500,000.00	119	57,435,002	5.59
500,000.01 - 550,000.00	6	3,180,200	0.31
550,000.01 - 600,000.00	17	9,908,650	0.96
600,000.01 - 650,000.00	2	1,245,000	0.12
650,000.01 - 700,000.00	3	2,083,000	0.20
700,000.01 - 750,000.00	4	2,935,800	0.29
850,000.01 - 900,000.00	2	1,760,000	0.17
Total:	**5,770**	**1,027,732,235**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	665	15,155,811	1.48
50,000.01 - 100,000.00	833	65,491,399	6.39
100,000.01 - 150,000.00	1,253	157,019,046	15.33
150,000.01 - 200,000.00	1,044	182,028,024	17.77
200,000.01 - 250,000.00	679	152,279,012	14.87
250,000.01 - 300,000.00	439	120,579,514	11.77
300,000.01 - 350,000.00	334	107,828,529	10.53
350,000.01 - 400,000.00	239	89,700,892	8.76
400,000.01 - 450,000.00	132	56,190,944	5.49
450,000.01 - 500,000.00	118	56,829,561	5.55
500,000.01 - 550,000.00	6	3,171,679	0.31
550,000.01 - 600,000.00	17	9,886,270	0.97
600,000.01 - 650,000.00	2	1,240,071	0.12
650,000.01 - 700,000.00	3	2,076,542	0.20
700,000.01 - 750,000.00	4	2,930,267	0.29
850,000.01 - 900,000.00	2	1,756,958	0.17
Total:	**5,770**	**1,024,164,519**	**100.00**

Original Term

Original Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
60	46	340,071	0.03
120	223	2,480,583	0.24
180	133	6,811,088	0.67
240	486	24,158,269	2.36
360	4,882	990,374,508	96.7
Total:	**5,770**	**1,024,164,519**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 60	46	340,071	0.03
61 - 120	223	2,480,583	0.24
121 - 180	133	6,811,088	0.67
181 - 240	486	24,158,269	2.36
301 - 360	4,882	990,374,508	96.70
Total:	**5,770**	**1,024,164,519**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.500 - 3.999	3	751,446	0.07
4.000 - 4.499	12	3,315,347	0.32
4.500 - 4.999	90	23,580,719	2.30
5.000 - 5.499	240	61,192,930	5.97
5.500 - 5.999	726	180,912,966	17.66
6.000 - 6.499	739	167,558,759	16.36
6.500 - 6.999	1,110	234,095,239	22.86
7.000 - 7.499	591	103,121,416	10.07
7.500 - 7.999	752	125,758,223	12.28
8.000 - 8.499	303	46,064,920	4.50
8.500 - 8.999	277	33,836,793	3.30
9.000 - 9.499	77	7,055,917	0.69
9.500 - 9.999	150	12,882,218	1.26
10.000 - 10.499	57	3,425,030	0.33
10.500 - 10.999	127	6,934,443	0.68
11.000 - 11.499	57	1,932,558	0.19
11.500 - 11.999	300	6,592,987	0.64
12.000 - 12.499	54	1,166,800	0.11
12.500 - 12.999	90	3,352,851	0.33
13.000 - 13.499	13	558,686	0.05
13.500 - 13.999	2	74,271	0.01
Total:	**5,770**	**1,024,164,519**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	97	15,176,944	1.48
50.01 - 55.00	59	10,990,524	1.07
55.01 - 60.00	83	14,856,980	1.45
60.01 - 65.00	163	31,822,131	3.11
65.01 - 70.00	217	42,794,735	4.18
70.01 - 75.00	298	60,622,522	5.92
75.01 - 80.00	2,222	446,764,599	43.62
80.01 - 85.00	453	91,835,081	8.97
85.01 - 90.00	1,019	210,109,096	20.52
90.01 - 95.00	370	24,367,150	2.38
95.01 - 100.00	789	74,824,757	7.31
Total:	**5,770**	**1,024,164,519**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	244	40,856,988	3.99
525 - 549	354	61,662,191	6.02
550 - 574	615	98,208,678	9.59
575 - 599	911	150,398,323	14.68
600 - 624	855	147,228,352	14.38
625 - 649	1,162	211,707,840	20.67
650 - 674	799	143,809,772	14.04
675 - 699	403	83,676,320	8.17
700 - 724	208	42,105,768	4.11
725 - 749	118	24,497,891	2.39
750 - 774	69	13,464,536	1.31
775 - 799	30	6,278,616	0.61
Greater than or equal to 800	2	269,244	0.03
Total:	**5,770**	**1,024,164,519**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	1,926	418,200,326	40.83
New York	388	96,172,306	9.39
Florida	683	91,968,573	8.98
Maryland	225	39,081,859	3.82
Illinois	238	37,933,249	3.70
New Jersey	181	37,570,763	3.67
Massachusetts	124	29,252,678	2.86
Nevada	159	23,979,002	2.34
Virginia	140	23,776,672	2.32
Colorado	129	22,107,520	2.16
Connecticut	138	21,228,017	2.07
Minnesota	126	19,514,663	1.91
Washington	113	18,148,819	1.77
Arizona	154	18,034,261	1.76
Georgia	142	17,443,979	1.70
Michigan	118	14,679,354	1.43
Texas	129	14,527,471	1.42
Pennsylvania	87	11,335,991	1.11
Hawaii	39	8,987,678	0.88
North Carolina	72	8,570,072	0.84
Wisconsin	45	5,834,000	0.57
Oregon	44	5,830,485	0.57
Ohio	52	5,477,911	0.53
Utah	53	5,293,747	0.52
Tennessee	41	4,514,830	0.44
Indiana	39	3,880,392	0.38
Missouri	28	3,212,290	0.31
South Carolina	26	3,011,557	0.29
Rhode Island	18	2,652,218	0.26
Idaho	28	2,558,072	0.25
New Hampshire	13	2,286,064	0.22
New Mexico	14	1,758,729	0.17
Oklahoma	9	829,207	0.08
Kentucky	6	680,845	0.07
Iowa	5	551,279	0.05
Maine	7	525,986	0.05
Arkansas	4	472,655	0.05
West Virginia	6	446,648	0.04
Nebraska	5	416,488	0.04
Alaska	2	359,348	0.04
Delaware	5	346,809	0.03
Montana	2	258,142	0.03
Kansas	3	256,434	0.03
Wyoming	4	197,128	0.02
Total:	**5,770**	**1,024,164,519**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	5,183	937,109,884	91.50
Investment	546	80,037,926	7.81
Second Home	41	7,016,708	0.69
Total:	**5,770**	**1,024,164,519**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	4,162	708,993,128	69.23
Stated Documentation	1,478	284,499,859	27.78
Limited/Lite Documentation	130	30,671,532	2.99
Total:	**5,770**	**1,024,164,519**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	2,753	543,951,744	53.11
Purchase	2,911	458,286,276	44.75
Refinance - Rate Term	106	21,926,498	2.14
Total:	**5,770**	**1,024,164,519**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	4,977	878,277,156	85.76
2-4 Family	417	89,268,543	8.72
Condo	376	56,618,819	5.53
Total:	**5,770**	**1,024,164,519**	**100.00**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
October 2005	3	684,177	0.08
November 2005	13	3,635,246	0.43
December 2005	13	3,386,587	0.40
January 2006	14	2,599,731	0.31
February 2006	81	15,206,202	1.81
March 2006	305	60,200,989	7.18
April 2006	1,902	395,003,322	47.11
May 2006	1,723	337,570,074	40.26
October 2006	1	182,636	0.02
January 2007	2	604,605	0.07
February 2007	3	404,809	0.05
March 2007	3	458,321	0.05
April 2007	40	9,943,720	1.19
May 2007	33	8,515,801	1.02
Total:	**4,136**	**838,396,220**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	4	954,561	0.11
5.000 - 5.499	17	4,509,761	0.54
5.500 - 5.999	112	29,606,555	3.53
6.000 - 6.499	292	75,232,363	8.97
6.500 - 6.999	3,710	727,955,050	86.83
7.500 - 7.999	1	137,928	0.02
Total:	**4,136**	**838,396,220**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	3	751,446	0.09
11.000 - 11.499	12	3,315,347	0.40
11.500 - 11.999	90	23,580,719	2.81
12.000 - 12.499	240	61,192,930	7.30
12.500 - 12.999	618	151,515,299	18.07
13.000 - 13.499	556	124,977,243	14.91
13.500 - 13.999	926	196,340,571	23.42
14.000 - 14.499	528	92,414,516	11.02
14.500 - 14.999	609	103,746,121	12.37
15.000 - 15.499	250	37,863,750	4.52
15.500 - 15.999	181	24,876,196	2.97
16.000 - 16.499	40	4,815,283	0.57
16.500 - 16.999	46	7,830,853	0.93
17.000 - 17.499	12	1,538,362	0.18
17.500 - 17.999	20	3,010,091	0.36
18.000 - 18.499	2	199,246	0.02
18.500 - 18.999	3	428,247	0.05
Total:	**4,136**	**838,396,220**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.500 - 3.999	3	751,446	0.09
4.000 - 4.499	12	3,315,347	0.40
4.500 - 4.999	90	23,580,719	2.81
5.000 - 5.499	239	60,921,328	7.27
5.500 - 5.999	617	151,361,959	18.05
6.000 - 6.499	557	125,248,845	14.94
6.500 - 6.999	928	196,642,441	23.45
7.000 - 7.499	527	92,265,986	11.01
7.500 - 7.999	609	103,746,121	12.37
8.000 - 8.499	250	37,863,750	4.52
8.500 - 8.999	181	24,876,196	2.97
9.000 - 9.499	40	4,815,283	0.57
9.500 - 9.999	46	7,830,853	0.93
10.000 - 10.499	12	1,538,362	0.18
10.500 - 10.999	20	3,010,091	0.36
11.000 - 11.499	2	199,246	0.02
11.500 - 11.999	3	428,247	0.05
Total:	**4,136**	**838,396,220**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000	4,136	838,396,220	100.00
Total:	**4,136**	**838,396,220**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	4,136	838,396,220	100.00
Total:	**4,136**	**838,396,220**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
7.000	4,135	838,237,722	99.98
7.250	1	158,498	0.02
Total:	**4,136**	**838,396,220**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	572	81,356,360	7.94
12	395	84,358,554	8.24
24	4,133	737,128,867	71.97
30	1	173,341	0.02
36	669	121,147,397	11.83
Total:	**5,770**	**1,024,164,519**	**100.00**

DESCRIPTION OF THE GROUP IA COLLATERAL

SUMMARY – GROUP IA POOL

Number of Mortgage Loans:	2,698	Non-Balloon Loans:	100.00%
Aggregate Principal Balance:	$397,111,887	W.A. FICO Score:	619
Conforming Loans Principal Balance:	$397,111,887	Index Type:	
Average Principal Balance:	$147,188	6 Month LIBOR:	80.93%
Range:	$4,738 - $498,050	Fixed Rate:	19.07%
W.A. Coupon:	7.033%	W.A. Initial Periodic Cap:	3.000%
Range:	4.000% - 12.999%	W.A. Subsequent Periodic Cap:	1.500%
W.A. Gross Margin:	6.876%	W.A. Lifetime Rate Cap:	7.000%
Range:	4.950% - 7.990%	Property Type:	
W.A. Remaining Term (months):	350	Single Family:	84.10%
Range:	56 – 357	2-4 Family:	10.25%
W.A. Seasoning (months):	4	Condo:	5.65%
Latest Maturity Date:	May 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	88.97%
California	32.45%	Investment:	10.64%
Florida	12.77%	Second Home:	0.39%
New York	8.64%	Documentation Status:	
Illinois	4.35%	Full:	69.92%
Maryland	4.13%	Stated:	27.56%
W.A. Combined Original LTV:	81.20%	Limited/Lite	2.53%
Range:	15.60% - 100.00%	W.A. Prepayment Penalty – Term (months):	25
First Liens:	97.00%	Loans with Prepay Penalties:	92.26%
Second Liens	3.00%	% IO Loans	9.66%

DESCRIPTION OF THE GROUP IA COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
ARM	1,929	321,397,610	80.93
Fixed-Rate	769	75,714,277	19.07
Total:	**2,698**	**397,111,887**	**100.00**

Lien Priority of the Mortgage Loans

Lien Priority	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1st Lien	2,308	385;214,558	97.00
2nd Lien	390	11,897,330	3.00
Total:	**2,698**	**397,111,887**	**100.00**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	321	7,220,959	1.81
50,000.01 - 100,000.00	523	40,763,325	10.23
100,000.01 - 150,000.00	678	84,282,796	21.16
150,000.01 - 200,000.00	500	87,108,037	21.86
200,000.01 - 250,000.00	312	69,928,556	17.55
250,000.01 - 300,000.00	216	59,343,733	14.90
300,000.01 - 350,000.00	117	37,292,793	9.36
350,000.01 - 400,000.00	20	7,512,175	1.89
400,000.01 - 450,000.00	6	2,499,550	0.63
450,000.01 - 500,000.00	5	2,450,100	0.61
Total:	**2,698**	**398,402,024**	**100.00**

DESCRIPTION OF THE GROUP IA COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	326	7,409,053	1.87
50,000.01 - 100,000.00	520	40,578,556	10.22
100,000.01 - 150,000.00	679	84,274,429	21.22
150,000.01 - 200,000.00	499	86,787,357	21.85
200,000.01 - 250,000.00	314	70,311,604	17.71
250,000.01 - 300,000.00	213	58,470,211	14.72
300,000.01 - 350,000.00	117	37,214,715	9.37
350,000.01 - 400,000.00	19	7,137,340	1.80
400,000.01 - 450,000.00	6	2,490,919	0.63
450,000.01 - 500,000.00	5	2,437,704	0.61
Total:	**2,698**	**397,111,887**	**100.00**

Original Term

Original Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
60	20	140,851	0.04
120	113	1,243,621	0.31
180	74	3,972,553	1.00
240	218	10,894,417	2.74
360	2,273	380,860,445	95.91
Total:	**2,698**	**397,111,887**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 60	20	140,851	0.04
61 - 120	113	1,243,621	0.31
121 - 180	74	3,972,553	1.00
181 - 240	218	10,894,417	2.74
301 - 360	2,273	380,860,445	95.91
Total:	**2,698**	**397,111,887**	**100.00**

DESCRIPTION OF THE GROUP IA COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	2	386,079	0.10
4.500 - 4.999	39	8,540,674	2.15
5.000 - 5.499	81	17,371,670	4.37
5.500 - 5.999	263	52,641,108	13.26
6.000 - 6.499	314	60,749,027	15.30
6.500 - 6.999	487	88,050,692	22.17
7.000 - 7.499	303	44,271,132	11.15
7.500 - 7.999	410	60,351,558	15.20
8.000 - 8.499	168	23,115,059	5.82
8.500 - 8.999	170	19,448,438	4.90
9.000 - 9.499	47	4,496,766	1.13
9.500 - 9.999	80	6,804,342	1.71
10.000 - 10.499	25	1,382,496	0.35
10.500 - 10.999	58	3,139,792	0.79
11.000 - 11.499	27	926,187	0.23
11.500 - 11.999	156	3,413,219	0.86
12.000 - 12.499	30	627,945	0.16
12.500 - 12.999	38	1,395,706	0.35
Total:	**2,698**	**397,111,887**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	53	6,567,725	1.65
50.01 - 55.00	35	5,759,476	1.45
55.01 - 60.00	40	6,570,234	1.65
60.01 - 65.00	72	10,801,469	2.72
65.01 - 70.00	110	18,863,330	4.75
70.01 - 75.00	155	26,633,017	6.71
75.01 - 80.00	1,034	175,383,432	44.16
80.01 - 85.00	207	32,387,229	8.16
85.01 - 90.00	463	78,341,668	19.73
90.01 - 95.00	173	6,343,471	1.60
95.01 - 100.00	356	29,460,836	7.42
Total:	**2,698**	**397,111,887**	**100.00**

DESCRIPTION OF THE GROUP IA COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	137	19,042,901	4.80
525 - 549	183	28,121,134	7.08
550 - 574	310	42,381,079	10.67
575 - 599	440	59,902,446	15.08
600 - 624	391	55,322,325	13.93
625 - 649	518	77,135,913	19.42
650 - 674	360	54,754,331	13.79
675 - 699	180	29,443,342	7.41
700 - 724	83	14,468,249	3.64
725 - 749	50	8,754,964	2.20
750 - 774	31	5,075,571	1.28
775 - 799	14	2,699,608	0.68
Greater than or equal to 800	1	10,023	-
Total:	**2,698**	**397,111,887**	**100.00**

DESCRIPTION OF THE GROUP IA COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	748	128,849,921	32.45
Florida	409	50,718,981	12.77
New York	153	34,309,113	8.64
Illinois	123	17,254,905	4.35
Maryland	109	16,405,998	4.13
New Jersey	65	11,796,442	2.97
Massachusetts	49	11,245,177	2.83
Nevada	84	10,953,204	2.76
Connecticut	69	9,039,178	2.28
Minnesota	62	9,014,857	2.27
Colorado	57	8,705,054	2.19
Arizona	79	8,581,952	2.16
Virginia	60	8,466,260	2.13
Georgia	70	8,103,577	2.04
Washington	54	8,060,059	2.03
Texas	76	7,629,610	1.92
Michigan	71	6,702,198	1.69
Pennsylvania	54	6,429,478	1.62
Ohio	43	4,375,753	1.10
Hawaii	13	3,808,076	0.96
North Carolina	34	3,660,745	0.92
Wisconsin	26	3,070,357	0.77
Utah	28	2,910,839	0.73
Tennessee	26	2,714,557	0.68
Oregon	18	2,333,243	0.59
Indiana	19	1,501,565	0.38
Idaho	16	1,480,929	0.37
Missouri	14	1,444,143	0.36
Rhode Island	12	1,357,443	0.34
South Carolina	13	1,311,696	0.33
New Mexico	8	1,068,330	0.27
New Hampshire	5	743,683	0.19
Oklahoma	5	533,403	0.13
Maine	5	486,527	0.12
Iowa	4	441,061	0.11
Alaska	2	359,348	0.09
Montana	2	258,142	0.07
Delaware	3	204,673	0.05
Wyoming	3	175,221	0.04
Arkansas	2	168,759	0.04
Nebraska	2	160,404	0.04
Kentucky	1	135,708	0.03
West Virginia	1	89,998	0.02
Kansas	1	51,319	0.01
Total:	**2,698**	**397,111,887**	**100.00**

DESCRIPTION OF THE GROUP IA COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,364	353,302,865	88.97
Investment	320	42,247,420	10.64
Second Home	14	1,561,602	0.39
Total:	**2,698**	**397,111,887**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,973	277,644,057	69.92
Stated Documentation	671	109,435,026	27.56
Limited/Lite Documentation	54	10,032,804	2.53
Total:	**2,698**	**397,111,887**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,268	204,318,145	51.45
Purchase	1,380	184,541,784	46.47
Refinance - Rate Term	50	8,251,959	2.08
Total:	**2,698**	**397,111,887**	**100.00**

DESCRIPTION OF THE GROUP IA COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,320	333,966,097	84.10
2-4 Family	201	40,706,971	10.25
Condo	177	22,438,819	5.65
Total:	**2,698**	**397,111,887**	**100.00**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
October 2005	2	386,757	0.12
November 2005	4	1,180,759	0.37
December 2005	6	1,039,972	0.32
January 2006	8	1,485,818	0.46
February 2006	40	5,991,329	1.86
March 2006	135	22,628,252	7.04
April 2006	877	153,745,123	47.84
May 2006	836	130,942,571	40.74
March 2007	1	62,521	0.02
April 2007	11	2,314,396	0.72
May 2007	9	1,620,112	0.50
Total:	**1,929**	**321,397,610**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	1	203,115	0.06
5.000 - 5.499	5	1,222,895	0.38
5.500 - 5.999	46	10,017,484	3.12
6.000 - 6.499	100	21,373,494	6.65
6.500 - 6.999	1,776	288,442,693	89.75
7.500 - 7.999	1	137,928	0.04
Total:	**1,929**	**321,397,610**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
11.000 - 11.499	2	386,079	0.12
11.500 - 11.999	39	8,540,674	2.66
12.000 - 12.499	81	17,371,670	5.41
12.500 - 12.999	232	45,976,274	14.31
13.000 - 13.499	239	45,224,276	14.07
13.500 - 13.999	405	73,178,241	22.77
14.000 - 14.499	271	39,924,165	12.42
14.500 - 14.999	326	47,561,068	14.80
15.000 - 15.499	141	19,488,418	6.06
15.500 - 15.999	113	13,202,819	4.11
16.000 - 16.499	30	3,563,682	1.11
16.500 - 16.999	29	4,460,404	1.39
17.000 - 17.499	6	577,704	0.18
17.500 - 17.999	12	1,513,891	0.47
18.500 - 18.999	3	428,247	0.13
Total:	**1,929**	**321,397,610**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	2	386,079	0.12
4.500 - 4.999	39	8,540,674	2.66
5.000 - 5.499	80	17,100,067	5.32
5.500 - 5.999	231	45,822,934	14.26
6.000 - 6.499	240	45,495,879	14.16
6.500 - 6.999	407	73,480,111	22.86
7.000 - 7.499	270	39,775,635	12.38
7.500 - 7.999	326	47,561,068	14.80
8.000 - 8.499	141	19,488,418	6.06
8.500 - 8.999	113	13,202,819	4.11
9.000 - 9.499	30	3,563,682	1.11
9.500 - 9.999	29	4,460,404	1.39
10.000 - 10.499	6	577,704	0.18
10.500 - 10.999	12	1,513,891	0.47
11.500 - 11.999	3	428,247	0.13
Total:	**1,929**	**321,397,610**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP IA COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000	1,929	321,397,610	100.00
Total:	**1,929**	**321,397,610**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	1,929	321,397,610	100.00
Total:	**1,929**	**321,397,610**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
7.000	1,929	321,397,610	100.00
Total:	**1,929**	**321,397,610**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	252	30,739,844	7.74
12	181	29,773,470	7.50
24	1,955	291,467,488	73.40
36	310	45,131,085	11.36
Total:	**2,698**	**397,111,887**	**100.00**

DESCRIPTION OF THE GROUP IB COLLATERAL

SUMMARY – GROUP IB POOL			
Number of Mortgage Loans:	2,453	Non-Balloon Loans:	100.00%
Aggregate Principal Balance:	$397,112,322	W.A. FICO Score:	624
Conforming Loans Principal Balance:	$397,112,322	Index Type:	
Average Principal Balance:	$161,888	6 Month LIBOR:	81.93%
Range:	$4,079 - $486,893	Fixed Rate:	18.07%
W.A. Coupon:	6.869%	W.A. Initial Periodic Cap:	3.000%
Range:	3.999% - 12.999%	W.A. Subsequent Periodic Cap:	1.500%
W.A. Gross Margin:	6.858%	W.A. Lifetime Rate Cap:	7.000%
Range:	4.949% - 6.990%	Property Type:	
W.A. Remaining Term (months):	351	Single Family:	82.71%
Range:	55 – 357	2-4 Family:	10.74%
W.A. Seasoning (months):	4	Condo:	6.55%
Latest Maturity Date:	May 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	91.62%
California	37.73%	Investment:	7.57%
New York	10.08%	Second Home:	0.81%
Florida	7.90%	Documentation Status:	
New Jersey	4.16%	Full:	68.85%
Maryland	3.95%	Stated:	28.68%
W.A. Combined Original LTV:	81.38%	Limited/Lite	2.47%
Range:	15.24% - 100.00%	W.A. Prepayment Penalty – Term (months):	25
First Liens:	97.03%	Loans with Prepay Penalties:	91.65%
Second Liens	2.97%	% IO Loans	9.67%

DESCRIPTION OF THE GROUP IB COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
ARM	1,746	325,360,505	81.93
Fixed-Rate	707	71,751,818	18.07
Total:	**2,453**	**397,112,322**	**100.00**

Lien Priority of the Mortgage Loans

Lien Priority	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1st Lien	2,083	385,305,304	97.03
2nd Lien	370	11,807,019	2.97
Total:	**2,453**	**397,112,322**	**100**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	294	6,740,852	1.69
50,000.01 - 100,000.00	282	22,666,012	5.69
100,000.01 - 150,000.00	566	71,869,579	18.04
150,000.01 - 200,000.00	549	96,096,624	24.12
200,000.01 - 250,000.00	364	81,927,004	20.56
250,000.01 - 300,000.00	225	61,916,717	15.54
300,000.01 - 350,000.00	143	45,354,943	11.38
350,000.01 - 400,000.00	20	7,556,800	1.90
400,000.01 - 450,000.00	9	3,817,250	0.96
450,000.01 - 500,000.00	1	490,000	0.12
Total:	**2,453**	**398,435,781**	**100.00**

DESCRIPTION OF THE GROUP IB COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	296	6,780,577	1.71
50,000.01 - 100,000.00	281	22,583,278	5.69
100,000.01 - 150,000.00	570	72,285,850	18.20
150,000.01 - 200,000.00	545	95,240,667	23.98
200,000.01 - 250,000.00	365	81,967,408	20.64
250,000.01 - 300,000.00	226	62,109,303	15.64
300,000.01 - 350,000.00	140	44,321,504	11.16
350,000.01 - 400,000.00	20	7,533,392	1.90
400,000.01 - 450,000.00	9	3,803,450	0.96
450,000.01 - 500,000.00	1	486,893	0.12
Total:	**2,453**	**397,112,322**	**100.00**

Original Term

Original Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
60	25	190,090	0.05
120	95	1,009,032	0.25
180	52	2,625,768	0.66
240	214	10,158,946	2.56
360	2,067	383,128,487	96.48
Total:	**2,453**	**397,112,322**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 60	25	190,090	0.05
61 - 120	95	1,009,032	0.25
121 - 180	52	2,625,768	0.66
181 - 240	214	10,158,946	2.56
301 - 360	2,067	383,128,487	96.48
Total:	**2,453**	**397,112,322**	**100.00**

DESCRIPTION OF THE GROUP IB COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.500 - 3.999	3	751,446	0.19
4.000 - 4.499	6	1,317,784	0.33
4.500 - 4.999	28	6,080,146	1.53
5.000 - 5.499	109	23,071,257	5.81
5.500 - 5.999	314	64,681,023	16.29
6.000 - 6.499	316	60,004,002	15.11
6.500 - 6.999	507	97,709,435	24.60
7.000 - 7.499	258	46,497,265	11.71
7.500 - 7.999	302	49,481,785	12.46
8.000 - 8.499	125	18,824,243	4.74
8.500 - 8.999	93	11,426,851	2.88
9.000 - 9.499	27	2,329,888	0.59
9.500 - 9.999	61	4,980,238	1.25
10.000 - 10.499	29	1,798,811	0.45
10.500 - 10.999	59	2,560,574	0.64
11.000 - 11.499	24	805,679	0.20
11.500 - 11.999	128	2,836,208	0.71
12.000 - 12.499	20	405,446	0.10
12.500 - 12.999	44	1,550,241	0.39
Total:	**2,453**	**397,112,322**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	40	6,818,840	1.72
50.01 - 55.00	19	3,264,449	0.82
55.01 - 60.00	36	5,463,189	1.38
60.01 - 65.00	76	14,121,920	3.56
65.01 - 70.00	88	15,591,898	3.93
70.01 - 75.00	113	21,001,133	5.29
75.01 - 80.00	977	182,677,178	46.00
80.01 - 85.00	186	34,575,847	8.71
85.01 - 90.00	421	76,580,412	19.28
90.01 - 95.00	153	7,516,486	1.89
95.01 - 100.00	344	29,500,970	7.43
Total:	**2,453**	**397,112,322**	**100.00**

DESCRIPTION OF THE GROUP IB COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	94	16,443,801	4.14
525 - 549	152	25,282,994	6.37
550 - 574	258	38,150,472	9.61
575 - 599	378	56,229,341	14.16
600 - 624	359	54,153,832	13.64
625 - 649	504	83,529,695	21.03
650 - 674	345	55,573,436	13.99
675 - 699	166	30,970,394	7.80
700 - 724	99	18,274,319	4.60
725 - 749	53	10,034,865	2.53
750 - 774	31	5,900,922	1.49
775 - 799	13	2,309,032	0.58
Greater than or equal to 800	1	259,221	0.07
Total:	**2,453**	**397,112,322**	**100.00**

DESCRIPTION OF THE GROUP IB COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	816	149,846,915	37.73
New York	181	40,048,232	10.08
Florida	244	31,359,311	7.90
New Jersey	92	16,513,470	4.16
Maryland	94	15,687,074	3.95
Illinois	99	14,459,804	3.64
Massachusetts	62	12,433,479	3.13
Virginia	71	12,036,299	3.03
Minnesota	60	9,872,784	2.49
Nevada	66	9,200,725	2.32
Colorado	60	9,109,917	2.29
Connecticut	59	8,384,484	2.11
Washington	52	7,720,911	1.94
Georgia	60	7,254,140	1.83
Arizona	66	6,649,366	1.67
Texas	50	6,011,798	1.51
Michigan	41	5,824,193	1.47
Hawaii	26	5,179,603	1.30
Pennsylvania	30	4,127,304	1.04
Oregon	26	3,497,242	0.88
North Carolina	32	3,444,684	0.87
Wisconsin	18	2,417,117	0.61
Utah	24	2,351,460	0.59
Indiana	18	1,961,105	0.49
Tennessee	15	1,800,273	0.45
Missouri	14	1,768,147	0.45
South Carolina	12	1,241,428	0.31
New Hampshire	7	1,192,922	0.30
Ohio	9	1,102,158	0.28
Idaho	12	1,077,143	0.27
New Mexico	6	690,398	0.17
Rhode Island	5	596,937	0.15
Kentucky	5	545,137	0.14
West Virginia	4	331,744	0.08
Arkansas	2	303,896	0.08
Oklahoma	4	295,803	0.07
Nebraska	3	256,084	0.06
Kansas	2	205,115	0.05
Delaware	2	142,136	0.04
Iowa	1	110,218	0.03
Maine	2	39,460	0.01
Wyoming	1	21,907	0.01
Total:	**2,453**	**397,112,322**	**100.00**

DESCRIPTION OF THE GROUP IB COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,227	363,846,772	91.62
Investment	204	30,063,052	7.57
Second Home	22	3,202,499	0.81
Total:	**2,453**	**397,112,322**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	1,770	273,421,691	68.85
Stated Documentation	631	113,894,589	28.68
Limited/Lite Documentation	52	9,796,042	2.47
Total:	**2,453**	**397,112,322**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	1,142	199,250,771	50.17
Purchase	1,269	190,074,115	47.86
Refinance - Rate Term	42	7,787,436	1.96
Total:	**2,453**	**397,112,322**	**100.00**

DESCRIPTION OF THE GROUP IB COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	2,079	328,464,328	82.71
2-4 Family	197	42,651,840	10.74
Condo	177	25,996,155	6.55
Total:	**2,453**	**397,112,322**	**100.00**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
October 2005	1	297,420	0.09
November 2005	7	1,505,182	0.46
December 2005	3	701,400	0.22
January 2006	6	1,113,913	0.34
February 2006	31	5,379,691	1.65
March 2006	139	25,125,526	7.72
April 2006	811	153,482,083	47.17
May 2006	704	128,782,115	39.58
October 2006	1	182,636	0.06
January 2007	1	161,614	0.05
February 2007	3	404,809	0.12
March 2007	2	395,800	0.12
April 2007	22	4,721,396	1.45
May 2007	15	3,106,919	0.95
Total:	**1,746**	**325,360,505**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	3	751,446	0.23
5.000 - 5.499	8	1,675,382	0.51
5.500 - 5.999	36	7,933,422	2.44
6.000 - 6.499	131	27,962,632	8.59
6.500 - 6.999	1,568	287,037,623	88.22
Total:	**1,746**	**325,360,505**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	3	751,446	0.23
11.000 - 11.499	6	1,317,784	0.41
11.500 - 11.999	28	6,080,146	1.87
12.000 - 12.499	109	23,071,257	7.09
12.500 - 12.999	269	55,162,343	16.95
13.000 - 13.499	231	43,466,604	13.36
13.500 - 13.999	418	80,978,241	24.89
14.000 - 14.499	232	42,133,438	12.95
14.500 - 14.999	246	41,406,828	12.73
15.000 - 15.499	103	15,893,008	4.88
15.500 - 15.999	62	9,288,368	2.85
16.000 - 16.499	10	1,251,600	0.38
16.500 - 16.999	15	2,630,200	0.81
17.000 - 17.499	6	960,658	0.30
17.500 - 17.999	6	769,338	0.24
18.000 - 18.499	2	199,246	0.06
Total:	**1,746**	**325,360,505**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.500 - 3.999	3	751,446	0.23
4.000 - 4.499	6	1,317,784	0.41
4.500 - 4.999	28	6,080,146	1.87
5.000 - 5.499	109	23,071,257	7.09
5.500 - 5.999	269	55,162,343	16.95
6.000 - 6.499	231	43,466,604	13.36
6.500 - 6.999	418	80,978,241	24.89
7.000 - 7.499	232	42,133,438	12.95
7.500 - 7.999	246	41,406,828	12.73
8.000 - 8.499	103	15,893,008	4.88
8.500 - 8.999	62	9,288,368	2.85
9.000 - 9.499	10	1,251,600	0.38
9.500 - 9.999	15	2,630,200	0.81
10.000 - 10.499	6	960,658	0.30
10.500 - 10.999	6	769,338	0.24
11.000 - 11.499	2	199,246	0.06
Total:	**1,746**	**325,360,505**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP IB COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000	1,746	325,360,505	100.00
Total:	**1,746**	**325,360,505**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	1,746	325,360,505	100.00
Total:	**1,746**	**325,360,505**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
7.000	1,745	325,202,007	99.95
7.250	1	158,498	0.05
Total:	**1,746**	**325,360,505**	**100**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	260	33,161,844	8.35
12	155	29,125,951	7.33
24	1,749	287,309,903	72.35
30	1	173,341	0.04
36	288	47,341,284	11.92
Total:	**2,453**	**397,112,322**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	619	Non-Balloon Loans:	100.00%
Aggregate Principal Balance:	$229,940,309	W.A. FICO Score:	629
Conforming Loans Principal Balance:	$0	Index Type:	
Average Principal Balance:	$371,471	6 Month LIBOR:	83.34%
Range:	$5,185 - $880,000	Fixed Rate:	16.66%
W.A. Coupon:	6.389%	W.A. Initial Periodic Cap:	3.000%
Range:	4.250% - 13.775%	W.A. Subsequent Periodic Cap:	1.500%
W.A. Gross Margin:	6.764%	W.A. Lifetime Rate Cap:	7.000%
Range:	5.200% - 6.990%	Property Type:	
W.A. Remaining Term (months):	354	Single Family:	93.87%
Range:	56 – 357	2-4 Family:	2.57%
W.A. Seasoning (months):	4	Condo:	3.56%
Latest Maturity Date:	May 1, 2034	Occupancy Status:	
State Concentration (Top 5):		Primary:	95.66%
California	60.67%	Investment:	3.36%
New York	9.49%	Second Home:	0.98%
Florida	4.30%	Documentation Status:	
New Jersey	4.03%	Full:	68.68%
Maryland	3.04%	Stated:	26.60%
W.A. Combined Original LTV:	82.61%	Limited/Lite	4.72%
Range:	17.00% - 100.00%	W.A. Prepayment Penalty – Term (months):	24
First Liens:	98.42%	Loans with Prepay Penalties:	92.41%
Second Liens	1.58%	% IO Loans	23.79%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type of the Mortgage Loans

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
ARM	461	191,638,105	83.34
Fixed-Rate	158	38,302,204	16.66
Total:	**619**	**229,940,309**	**100.00**

Lien Priority of the Mortgage Loans

Lien Priority	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1st Lien	541	226,308,703	98.42
2nd Lien	78	3,631,605	1.58
Total:	**619**	**229,940,309**	**100**

Principal Balances of the Mortgage Loans at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	43	973,339	0.42
50,000.01 - 100,000.00	32	2,341,502	1.01
100,000.01 - 150,000.00	3	337,228	0.15
300,000.01 - 350,000.00	73	24,961,770	10.81
350,000.01 - 400,000.00	202	75,863,870	32.86
400,000.01 - 450,000.00	119	50,809,170	22.01
450,000.01 - 500,000.00	113	54,494,902	23.60
500,000.01 - 550,000.00	6	3,180,200	1.38
550,000.01 - 600,000.00	17	9,908,650	4.29
600,000.01 - 650,000.00	2	1,245,000	0.54
650,000.01 - 700,000.00	3	2,083,000	0.90
700,000.01 - 750,000.00	4	2,935,800	1.27
850,000.01 - 900,000.00	2	1,760,000	0.76
Total:	**619**	**230,894,431**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	43	966,182	0.42
50,000.01 - 100,000.00	32	2,329,565	1.01
100,000.01 - 150,000.00	4	458,766	0.20
300,000.01 - 350,000.00	77	26,292,310	11.43
350,000.01 - 400,000.00	200	75,030,160	32.63
400,000.01 - 450,000.00	117	49,896,574	21.70
450,000.01 - 500,000.00	112	53,904,964	23.44
500,000.01 - 550,000.00	6	3,171,679	1.38
550,000.01 - 600,000.00	17	9,886,270	4.30
600,000.01 - 650,000.00	2	1,240,071	0.54
650,000.01 - 700,000.00	3	2,076,542	0.90
700,000.01 - 750,000.00	4	2,930,267	1.27
850,000.01 - 900,000.00	2	1,756,958	0.76
Total:	**619**	**229,940,309**	**100.00**

Original Term

Original Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
60	1	9,130	-
120	15	227,929	0.10
180	7	212,767	0.09
240	54	3,104,906	1.35
360	542	226,385,576	98.45
Total:	**619**	**229,940,309**	**100.00**

Remaining Term

Stated Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1 - 60	1	9,130	-
61 - 120	15	227,929	0.10
121 - 180	7	212,767	0.09
181 - 240	54	3,104,906	1.35
301 - 360	542	226,385,576	98.45
Total:	**619**	**229,940,309**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	4	1,611,484	0.70
4.500 - 4.999	23	8,959,898	3.90
5.000 - 5.499	50	20,750,003	9.02
5.500 - 5.999	149	63,590,835	27.66
6.000 - 6.499	109	46,805,730	20.36
6.500 - 6.999	116	48,335,112	21.02
7.000 - 7.499	30	12,353,019	5.37
7.500 - 7.999	40	15,924,880	6.93
8.000 - 8.499	10	4,125,618	1.79
8.500 - 8.999	14	2,961,503	1.29
9.000 - 9.499	3	229,264	0.10
9.500 - 9.999	9	1,097,638	0.48
10.000 - 10.499	3	243,723	0.11
10.500 - 10.999	10	1,234,077	0.54
11.000 - 11.499	6	200,691	0.09
11.500 - 11.999	16	343,560	0.15
12.000 - 12.499	4	133,408	0.06
12.500 - 12.999	8	406,905	0.18
13.000 - 13.499	13	558,686	0.24
13.500 - 13.999	2	74,271	0.03
Total:	**619**	**229,940,309**	**100.00**

Combined Original Loan-to-Value Ratios

Combined Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	4	1,790,378	0.78
50.01 - 55.00	5	1,966,598	0.86
55.01 - 60.00	7	2,823,557	1.23
60.01 - 65.00	15	6,898,742	3.00
65.01 - 70.00	19	8,339,507	3.63
70.01 - 75.00	30	12,988,373	5.65
75.01 - 80.00	211	88,703,990	38.58
80.01 - 85.00	60	24,872,004	10.82
85.01 - 90.00	135	55,187,016	24.00
90.01 - 95.00	44	10,507,193	4.57
95.01 - 100.00	89	15,862,951	6.90
Total:	**619**	**229,940,309**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	13	5,370,286	2.34
525 - 549	19	8,258,062	3.59
550 - 574	47	17,677,127	7.69
575 - 599	93	34,266,535	14.90
600 - 624	105	37,752,195	16.42
625 - 649	140	51,042,232	22.20
650 - 674	94	33,482,005	14.56
675 - 699	57	23,262,584	10.12
700 - 724	26	9,363,201	4.07
725 - 749	15	5,708,062	2.48
750 - 774	7	2,488,043	1.08
775 - 799	3	1,269,976	0.55
Total:	**619**	**229,940,309**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Mortgage Loans

State	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	362	139,503,490	60.67
New York	54	21,814,961	9.49
Florida	30	9,890,281	4.30
New Jersey	24	9,260,850	4.03
Maryland	22	6,988,787	3.04
Illinois	16	6,218,541	2.70
Massachusetts	13	5,574,022	2.42
Colorado	12	4,292,549	1.87
Nevada	9	3,825,073	1.66
Connecticut	10	3,804,355	1.65
Virginia	9	3,274,113	1.42
Arizona	9	2,802,942	1.22
Washington	7	2,367,849	1.03
Michigan	6	2,152,963	0.94
Georgia	12	2,086,262	0.91
North Carolina	6	1,464,644	0.64
Texas	3	886,063	0.39
Pennsylvania	3	779,209	0.34
Rhode Island	1	697,838	0.30
Minnesota	4	627,021	0.27
South Carolina	1	458,433	0.20
Indiana	2	417,722	0.18
New Hampshire	1	349,459	0.15
Wisconsin	1	346,527	0.15
Utah	1	31,448	0.01
West Virginia	1	24,906	0.01
Total:	**619**	**229,940,309**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	592	219,960,247	95.66
Investment	22	7,727,454	3.36
Second Home	5	2,252,608	0.98
Total:	**619**	**229,940,309**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Full	419	157,927,380	68.68
Stated Documentation	176	61,170,243	26.60
Limited/Lite Documentation	24	10,842,685	4.72
Total:	**619**	**229,940,309**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	343	140,382,828	61.05
Purchase	262	83,670,377	36.39
Refinance - Rate Term	14	5,887,103	2.56
Total:	**619**	**229,940,309**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	578	215,846,731	93.87
Condo	22	8,183,845	3.56
2-4 Family	19	5,909,733	2.57
Total:	**619**	**229,940,309**	**100.00**

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
November 2005	2	949,306	0.50
December 2005	4	1,645,215	0.86
February 2006	10	3,835,181	2.00
March 2006	31	12,447,211	6.50
April 2006	214	87,776,115	45.80
May 2006	183	77,845,388	40.62
January 2007	1	442,991	0.23
April 2007	7	2,907,928	1.52
May 2007	9	3,788,770	1.98
Total:	**461**	**191,638,105**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.000 - 5.499	4	1,611,484	0.84
5.500 - 5.999	30	11,655,649	6.08
6.000 - 6.499	61	25,896,238	13.51
6.500 - 6.999	366	152,474,735	79.56
Total:	**461**	**191,638,105**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
11.000 - 11.499	4	1,611,484	0.84
11.500 - 11.999	23	8,959,898	4.68
12.000 - 12.499	50	20,750,003	10.83
12.500 - 12.999	117	50,376,682	26.29
13.000 - 13.499	86	36,286,362	18.93
13.500 - 13.999	103	42,184,090	22.01
14.000 - 14.499	25	10,356,914	5.40
14.500 - 14.999	37	14,778,225	7.71
15.000 - 15.499	6	2,482,324	1.30
15.500 - 15.999	6	2,385,010	1.24
16.500 - 16.999	2	740,250	0.39
17.500 - 17.999	2	726,863	0.38
Total:	**461**	**191,638,105**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.000 - 4.499	4	1,611,484	0.84
4.500 - 4.999	23	8,959,898	4.68
5.000 - 5.499	50	20,750,003	10.83
5.500 - 5.999	117	50,376,682	26.29
6.000 - 6.499	86	36,286,362	18.93
6.500 - 6.999	103	42,184,090	22.01
7.000 - 7.499	25	10,356,914	5.40
7.500 - 7.999	37	14,778,225	7.71
8.000 - 8.499	6	2,482,324	1.30
8.500 - 8.999	6	2,385,010	1.24
9.500 - 9.999	2	740,250	0.39
10.500 - 10.999	2	726,863	0.38
Total:	**461**	**191,638,105**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
3.000	461	191,638,105	100.00
Total:	**461**	**191,638,105**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.500	461	191,638,105	100.00
Total:	**461**	**191,638,105**	**100.00**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
7.000	461	191,638,105	100.00
Total:	**461**	**191,638,105**	**100.00**

*ARM Loans Only

Original Prepayment Charge Term

Original Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	60	17,454,673	7.59
12	59	25,459,133	11.07
24	429	158,351,476	68.87
36	71	28,675,028	12.47
Total:	**619**	**229,940,309**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading

Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786

ABS Banking

Nita Cherry	212-250-7773
Susan Valenti	212-250-3455
Jiwun Kim	212-250-6997
Doug Nicholson	212-250-0865

ABS Structuring

Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
Steve Lumer	212-250-0115
Christopher Sudol	212-250-0507